

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Gaurav Dang, CEO
Typhoon Resources Corp.
409-3187 Shelbourne St.
Victoria, British Columbia
V8T3A6
Canada

> **Re: Typhoon Resources Corp.**
> **Registration Statement on Form S-1**
> **Filed March 8, 2011**
> **File No. 333-172675**

Dear Mr. Dang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the first table on page 17 suggests that Gaurav Dang, your CEO, paid $10,000 for 10,000,000 shares at par value of $0.001. However, your financial statements suggest that Dang has not paid any actual dollars to the company for his shares and has made no monetary investment in the company. Please advise and revise your Prospectus Summary, Summary of This Offer, and other appropriate places to disclose what consideration Dang provided for his ownership interest in the Company.

Prospectus Summary, page 7

2.   We note you intend to launch your website in Los Angeles. Revise to make clear whether you intend to market your company to L.A. based companies. Further, explain the difficulties of launching a business in L.A. while having your headquarters in Victoria, British Columbia. Highlight in your risk factors section the potential difficulty

U.S. investors may have in seeking legal redress against the company based upon the location of Mr. Dang.

3.   Also, revise to disclose the annual costs of being a public reporting company and whether these costs are known demands on your liquidity and how you intend to resolve this material deficiency.

Summary of this Offering, page 8

4.   We note your disclosure that you intend to repay your initial investors back for all expenses incurred relating to this Offering. Revise to make clear whether the reference to "initial investors" means Amelia Investments from whom you have borrowed about $19,000.

Risk Factors, page 9

We may not be able to further implement our business strategy…, page 9

5.   Your disclosure of cash on hand of $3,892 and accumulated deficit of $15,138 does not match your financial statements. Revise accordingly.

Presently, the Company's president has other outside business activities…, page 11

6.   Specify the president's outside business activities.

We may lose out to larger and better-established competitors, page 12

7.   Specify all of your competitors.

Description of Business, page 20

8.   We note your business is to have a website that provides coupons for the products and services of other small businesses that will be used by their consumers, and you will earn money from charging these businesses a fee to use your website. Explain why small businesses will use your website rather than offering discounts to their customers through their own website or other traditional media such as newspapers, radio, and television.

Management's Discussion and Analysis, page 24

9.   Revise to state the name of your lender.

10.   Please disclose the amount of capital you will need to meet operating expenses in the next 12 months assuming you receive no proceeds from this offering.

Directors, Executive Officers, Promoters and Control Persons, page 26

11.   You disclose that there are no other promoters other than Mr. Dang. However, Amelia Investments also appears to be a promoter of your company. Please provide all the disclosure required by Item 401 of Regulation S-K. We note that Amelia Investments invested $19,030 for your initial operations, including formation of the Company and securing the domain name.

12.   Please elaborate on Mr. Dang's management experience and provide the disclosure required by Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Kyle Moffatt, Accounting Branch Chief, at 202-551-3836 if you have questions regarding comments on the

Gaurav Dang
Typhoon Resources Corp.
March 29, 2011
Page 4

financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via facsimile to 619-546-6060
       Carrillo, Huettel & Zouvas, LLP